Exhibit 99.1

 No. 5/10

IAMGOLD REPORTS FOURTH QUARTER AND 2009 YEAR END RESULTS;
Delivers Record Net Earnings and Strong Operating Cash Flow

All amounts are expressed in US dollars, unless otherwise indicated.

Toronto, Ontario, February 17, 2010 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) today reported its unaudited financial and operating results for the fourth quarter ending December 31, 2009.  The Company reported adjusted net earnings(1) of $41.4 million or $0.11 per share for the fourth quarter, and $212.2 million or $0.60 per share for the year.  Production in 2009 reached 939,000 ounces with an average cash cost(2) of $461 per ounce.

“IAMGOLD had a very good year in terms of profitability and production,” stated Peter C. Jones, Interim President & CEO.  “IAMGOLD maintained its financial strength, while the Company’s significant exploration successes continue to improve its long-term growth profile.”

 FOURTH QUARTER 2009 HIGHLIGHTS

•
Adjusted net earnings(1) rose by 152% to $41.4 million ($0.11 per share). The net loss for the fourth quarter of 2009 was $47.4 million ($0.13 per share), which includes a non-cash impairment charge of $88.8 million for the Camp Caiman project.

•	Operating cash flow of $67.4 million ($0.18 per share(3))

•	Gold production of 234,000 ounces at a cash cost(2) of $488 per ounce

•	Proceeding with the Sadiola deep sulphide feasibility study

•	Increased ownership in Sadiola from 38% to 41%

FULL-YEAR 2009 HIGHLIGHTS

•	Record full year adjusted net earnings(1) increased 97% to $212.2 million ($0.60 per share).

•	Net earnings for 2009 were $114.1 million ($0.32 per share) including non-cash impairment charges of $98.1 million for development projects

•	Strong operating cash flow of $257.0 million ($0.73 per share(3))

•	Ninth straight annual dividend; $0.06 per share in 2009 totaling $22.1 million paid in January 2010

•	Continued strong financial position with $422.7 million in available funds

•	Gold production of 939,000 ounces and average cash cost(2) of $461 per ounce

•	Record production at Rosebel of 392,000 attributable ounces at a cash cost(2) of $396 per ounce

•	Gold reserves at record levels; increased by 17%, or 2.1 million ounces, to 14.5 million ounces

•	Strong niobium sales of 4.3 million kilograms and operating margin(4) of $20 per kilogram

(1), (2), (3) and (4): Please refer to page 13 for explanation.

IAMGOLD CORPORATION - FOURTH QUARTER REPORT - DECEMBER 31, 2009 (UNAUDITED)

•	Niobium reserves increased by 32%, or 43.5 million kilograms, to 181.3 million kilograms of contained niobium pentoxide (Nb2O5)

•	Commitment to Zero Harm with 31% reduction in days away injuries

•	Acquired, integrated and accelerated the Essakane project with commercial production scheduled in August 2010

•	Westwood project is on schedule and on plan for commercial production in early 2013

 “IAMGOLD remains committed to its vision of building a premier gold company through disciplined growth by means of exploration and acquisitions.  We remain focused on controlling our costs and maintaining a solid balance sheet,” continued Peter C. Jones. “The project development team achieved our construction milestones at Essakane, in Burkina Faso, and Westwood, in Québec, with both projects on or ahead of schedule.  Operations delivered superior results with record gold production at Rosebel, our flagship operation, and an extended mine life at the Doyon division.

Our priority to continuously improve our safety performance towards achieving our Zero Harm objective has led us to realize better-than-industry safety averages.

The start-up of Essakane later this year will further solidify IAMGOLD as a company that can acquire, develop, and manage our operations safely, responsibly, and profitably.”

Solid Financial Results

Fourth quarter gold sales of 233,000 ounces at an average price of $1,096 per ounce and strong niobium sales drove revenues of $265.3 million in the quarter as compared to $209.6 million in 2008.  In 2009, full year revenues of $914.3 million increased $44.7 million from the previous year.  A higher average gold price more than made up for the lower ounces sold with the closure of the Sleeping Giant mine in late 2008.

During the fourth quarter of 2009, the Company’s adjusted net earnings(1) were $41.4 million ($0.11 per share) compared to $16.4 million ($0.06 per share) during the fourth quarter of 2008.  Adjusted net earnings in the fourth quarter 2009 were negatively impacted by $15.6 million ($0.04 per share) mainly due to changes in asset retirement obligations for closed properties and impairment of the carrying value of certain marketable securities.

On an annual basis, 2009 adjusted net earnings(1) nearly doubled to $212.2 million ($0.60 per share) as compared to $107.5 million ($0.36 per share) in 2008.  The results included a net positive impact of $39.3 million ($0.11 per share) mainly the result of foreign exchange gains, and a gain on sale of gold bullion, partially offset by changes in asset retirement obligations for closed properties and impairment of the carrying value of certain marketable securities.

Net earnings for 2009 were $114.1 million ($0.32 per share) including non-cash impairment charges of $98.1 million mainly related to the Camp Caiman project in French Guiana.  In 2008, the net loss was $9.9 million ($0.03 per share) including impairment charges of $117.4 million (net of tax).  During the fourth quarter of 2009, the Company’s net loss was $47.4 million ($0.13 per share) compared to $96.4 million ($0.33 per share) during the fourth quarter of 2008.

Annual operating cash flow from 2009 activities was $257.0 million ($0.73 per share(3)), similar to $258.2 million ($0.87 per share(3)) in 2008.  Operating cash flow for the fourth quarter of 2009 was $67.4 million ($0.18 per share(3)), similar to $68.2 million ($0.23 per share(3)) in the fourth quarter of 2008.  Higher revenues and improvements in cash mining costs were offset by increased spending on exploration and corporate initiatives, and increased investment in working capital.

Strong Production and Cost Control Performance

Gold production for the fourth quarter of 234,000 ounces at an average cash cost(2) of $488 per ounce brought full year 2009 gold production to 939,000 attributable ounces at an average cash cost(2) of $461 per ounce.  This production level was in line with the revised October 2009 guidance and 7% higher than original guidance for the year largely due to the impact of productivity improvements at Rosebel.  IAMGOLD’s attributable gold production in 2009 decreased by 58,000 ounces or 6% compared to 2008.

IAMGOLD CORPORATION - FOURTH QUARTER REPORT - DECEMBER 31, 2009 (UNAUDITED)

Excluding the Sleeping Giant mine, production increased by 11,000 ounces during 2009.  This relative increase is mainly a result of record gold production at Rosebel due to higher throughput realized from the expansion of the mill, higher production at Yatela due to higher gold grades, and higher production at Tarkwa due to the commissioning of a new CIL plant offset by lower production at Mupane.

The consolidated average cash cost(2) increased by $2 per ounce in 2009 to $461 per ounce compared to 2008.  The Company’s focus on productivity gains, acquisition of royalty interests related to its operations, and favourable fluctuations in foreign currency exchange rates largely mitigated rising energy costs, lower gold production, lower grade and higher royalties due to the impact of a higher realized gold price.  Cash cost per ounce of gold produced in 2009 was in line with the revised October guidance of $460 to $470 per ounce and lower than the original guidance of $470 to $480 per ounce.

Financial Position Remains Strong

The Company’s cash, cash equivalents, and gold bullion (at market value) position remains strong with $300.1 million available at December 31, 2009.  In addition, the availability under the credit facility at December 31, 2009 was $122.6 million, for a total of $422.7 million of available funds.  The credit facility availability increased during the year as the Company repaid $50.0 million of previously drawn funds.

Capital expenditures in 2009 were $452.6 million as the Company aggressively advanced construction of the Essakane and Westwood development projects and invested in production expansion at Rosebel through mining fleet improvements.

With $422.7 million in available funds, and expected operational cash flows, the Company is well-positioned to fund the continuing 2010 requirements of development and exploration projects.  Capital expenditures of $373 million and exploration expenses of $38 million are planned for in 2010.

On July 29, 2009, the Company filed a base shelf prospectus with the securities regulators in each province and territory of Canada (except for Québec) and a corresponding registration statement with the SEC in the United States.  These filings allow the Company to make offerings of common shares, warrants, debt securities, subscription receipts or any combination thereof of up to $700 million until August 29, 2011.  This base shelf prospectus provides additional financial flexibility to the Company’s liquidity and capital resources for the future including acquisition opportunities.

Record Reserves - Increase by 17%

Proven and probable mineral reserves of gold after depletion increased 17%, or 2.1 million ounces, to 14.5 million ounces as at December 31, 2009.  Please refer to the Company’s press release issued January 25, 2010.

The main contributors to the changes were:

•	An updated geological model for Essakane yielding an additional 1.1 million ounces of mineral reserves (a 38% increase) and a higher gold price
•	An addition of over 1.3 million ounces from Rosebel (a 37% increase)
•	An addition of 0.9 million attributable ounces at Sadiola representing seven years of mine life
•	A decrease of reserves of 1.1 million ounces related to the Camp Caiman project (refer to the Impairment charges section)

Total proven and probable mineral reserves of niobium increased 32% to 181.3 million kilograms of contained niobium pentoxide (Nb2O5).  This increase was a result of infill drilling that allowed the conversion of inferred to indicated mineral resources. The increase follows significant gains in 2008 due to the approval of paste backfill project, which allows for much higher extraction ratios on the lower levels.

Development – On Schedule to Deliver

In 2009, the Company invested $345.7 million in capitalized and expensed expenditures incurred on development projects including Essakane in Burkina Faso, Westwood in Northern Québec, and Quimsacocha in Ecuador.  The development projects are summarized as follows:

IAMGOLD CORPORATION - FOURTH QUARTER REPORT - DECEMBER 31, 2009 (UNAUDITED)

Burkina Faso – Essakane Project – Accelerated Early Production

In September 2009, the Company announced its plan to accelerate production at its Essakane development project by increasing the processing rate and optimizing the mine plan allowing for earlier access to higher grade ore.  Gold production is estimated to be between 480,000 and 490,000 ounces from August 2010 (scheduled commercial production) to the end of 2011 with cash cost(2) expected in the $400 to $410 per ounce range.  Life-of-mine production estimates remain at 315,000 ounces per year.  Construction progress remains ahead of the original schedule with total planned capital expenditures of $443.0 million.  Project expenditures since the February 2009 acquisition date were $245.5 million with a project to date total of $348.0 million.  In 2010, 50,000 metres of delineation and resource expansion drilling is planned.

Canada – Westwood Project – Updated Preliminary Assessment Study

On December 21, 2009, IAMGOLD announced continued positive results from an updated preliminary assessment study (the “study”) on its 100% owned Westwood development project located two kilometres from the Company’s Doyon gold mine in the Abitibi region of Northern Québec.  The results of the study provide further confidence to move forward on the Westwood project.

Construction progress at Westwood is on schedule and on plan with commercial production planned for early 2013.  Project expenditures in 2009 totaled $81.4 million with significant progress regarding site preparation and construction of infrastructure.

During 2009, the exploration ramp was extended by more than 2,200 metres which will provide better drilling access to the upper part of the deposit (above the 84-0 level exploration drift) as well as providing future production access to the Warrenmac lens.  The Bousquet fault was successfully crossed by an exploration drift on the 84-0 level significantly improving drilling access to the resources to the east of the fault.  In 2010, over 70,000 metres of exploration, valuation and definition drilling is planned.

Ecuador – Quimsacocha Project – Ready to Resume Development

In November 2009, detailed Mining and Environmental Regulations relating to the Ecuadorian Mining Law passed in February 2009 were completed and approved by President Correa.   The final step to allow the resumption of work at the Company’s Quimsacocha project is the review and confirmation of water permits for the project area.  During the fourth quarter of 2009, the Company continued the advancement of engineering for the concentrator.  The Company intends to resume drilling and other feasibility work once the necessary authorization is received.  A feasibility study and an environmental impact assessment (at a cost of $14 million) are expected within 12 to 15 months of receiving the authorization to resume mining activity.

Exploration – Aggressive Organic Growth

The Company’s exploration focus areas are West Africa, Québec, the Guiana Shield, and the Andes and Brazil regions of South America.  Additionally, the Company continues to search aggressively for advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

In 2009, the Company invested $63.8 million on exploration projects, a significant increase from $50.2 million in 2008.  The 2009 expenditures were:

•
Near-mine brownfield exploration and resource development expenditures of $32.9 million.  This included a significant 85,843-metre, $12.0 million, resource expansion and delineation drilling program at Rosebel that directly led to a reserve expansion in 2009.

•
Greenfield exploration of $30.9 million conducted at thirteen early-stage projects in ten countries of South America and Africa as part of the Company’s long-term commitment to reserves replenishment and growth.

2009 Acquisitions and Agreements

IAMGOLD was active in 2009 building its project pipeline through acquisitions and greenfield exploration.  The Company acquired the Essakane asset from Orezone Resources Inc. and invested in additional targeted opportunities through agreements as noted below.

IAMGOLD CORPORATION - FOURTH QUARTER REPORT - DECEMBER 31, 2009 (UNAUDITED)

Orezone Resources Inc. (“Orezone”) – On February 25, 2009, the Company acquired all of the outstanding common shares of Orezone for a total consideration of $238.1 million.  The principal asset of Orezone was a 90% interest in the Essakane gold project in Burkina Faso, including exploration permits around the mine concession.  Construction is on schedule with commercial production expected to begin in August 2010.

Oromin Explorations Ltd. (“Oromin”) – In June 2009, the Company acquired 16,088,636 common shares for $10.3 million representing 17% of issued and outstanding shares of Oromin.  Oromin is the owner of a joint venture interest in a large property in Senegal at the exploration and preliminary feasibility stage.  Currently the holding represents approximately 15.7% of Oromin.

Additional 3% interest in Sadiola – On December 29, 2009, the Company purchased an additional 3% interest in Société d’Exploitation des Mines d’Or de Sadiola S.A. (“SEMOS”) for $7.1 million to increase the ownership interest to 41% in the Sadiola joint venture.  The Republic of Mali has until March 31, 2010 to elect to take up its proportionate entitlement of 0.574% interest in SEMOS from the Company.

Avnel – Kalana Project – In August 2009, the Company entered into an option agreement to acquire up to an initial 51% interest in Avnel Gold Limited (“Avnel”) and its 80% interest in a small operating gold mining company in southwest Mali.  The 51% interest in Avnel will involve spending $11.0 million on exploration activities over a three-year period and delivering a NI 43-101 resource determination of at least 2 million ounces of gold.  The Company believes there is the potential for a large bulk tonnage operation in the immediate mine area.  IAMGOLD incurred $1.8 million in 2009 as part of a $2.5 million mandatory expenditure in the first year of the agreement.

Merrex – Siribaya Project – The Company is proceeding with funding the second year’s exploration program at the Siribaya joint venture project in Mali with Merrex Gold Inc. (“Merrex”).  In November 2009, the Company exercised warrants and acquired additional shares for $1.8 million.  The additional shares resulted in IAMGOLD holding a fully diluted interest of 8.9% in Merrex.  The 2009 diamond drilling program was completed in the third quarter of 2009 and the Company met its first year’s work commitment of C$3.0 million in exploration expenditures.

La Arena Project – In June 2009, an option and earn-in agreement was entered into for the sale of the La Arena project in Peru.  The Company received 8,024,511 common shares (10.6% interest) and 1,500,000 warrants of Rio Alto Mining Limited (“Rio Alto”) for a total value of $1.4 million.  Rio Alto has the option to purchase all of the outstanding shares of La Arena S.A., an IAMGOLD wholly-owned subsidiary, for a cash payment of $47.6 million.  During the option term, Rio Alto may also earn-in newly issued shares of La Arena S.A. up to a maximum of 38.7% by incurring up to $30.0 million in expenditures on the La Arena project.  In 2009, Rio Alto was appointed the manager of La Arena S.A. and the La Arena project and spent $3.7 million on the project under the earn-in agreement.

Commitment to Zero Harm Continues

The Company’s objective to maintain the highest standards in health and safety continues, with a 31% reduction in days away injuries in 2009, as compared to 2008.  The Company’s continued commitment to Zero Harm has provided a 64% decrease in work impacting injuries since 2006.

Outlook for Growth

On January 21, 2010 the Company announced guidance for 2010 as follows:

Outlook
2010 (issued January 2010)
Attributable share of gold production (000 oz)	940 - 1,000
Cash cost ($/oz)	$490 - $510
Projected gold price ($/oz)	$1,000
Projected oil price ($/barrel)	$75
Projected foreign exchange rate (C$/US$)	1.10

Niobium production (millions of kg Nb)	4.2 - 4.4
Niobium operating margin ($/kg Nb)	$17 - $19

IAMGOLD CORPORATION - FOURTH QUARTER REPORT - DECEMBER 31, 2009 (UNAUDITED)

2010 Forecast Attributable Gold Production	(000 oz)
Africa	540 - 570
Canada	20 - 30
South America	380 - 400
TOTAL	940 - 1,000

The 2010 production level reflects the projected commencement of commercial production at Essakane in August 2010, the share ownership increase from 38% to 41% in Sadiola, and higher production at Tarkwa.  This production level will be partially offset by the harder ore anticipated at Rosebel, lower grades at Sadiola and Rosebel, a reduced mining schedule at Mouska, and completion of mining at the Doyon mine in the fourth quarter of 2009.

Niobium production at Niobec is expected to be between 4.2 and 4.4  million kilograms, slightly higher than in 2009, due to the mill expansion and paste backfill initiatives, with an operating margin(4) projected in the $17 to $19 per kilogram range.

The Company’s cash cost(2) per ounce of gold is expected to increase in 2010 compared to 2009, due mainly to lower production for the reason stated above, in addition to increased energy costs.  The Company’s cash cost will be positively impacted when Essakane commences production in August 2010.

Cash cost estimates are based on assumptions including, but not limited to, those noted above.  The current financial market volatility may affect future cash costs either positively or negatively through changes in gold price, oil price, overall operating costs, and currency rates.  Changes in these assumptions may have a material impact on cash cost(2), results of operations, and overall financial position of the Company.  Actual results may vary significantly from guidance.  The following table provides estimated sensitivities around certain inputs that can affect the Company’s operating results, based on the Company’s guidance for 2010.

	Change of	Impact on the annualized 2010 cash cost by $/oz
Gold price	$50/oz	$3
Oil price	$10/barrel	$6
Canadian dollar per US dollar	$0.10	$2

As part of the Company’s focus on managing costs, the Company actively engages in hedging strategies with respect to its exposure to fuel price volatility, aluminum price volatility and foreign exchange rate volatility.

IAMGOLD CORPORATION - FOURTH QUARTER REPORT - DECEMBER 31, 2009 (UNAUDITED)

Capital and Exploration Expenditures

The Company plans to invest significantly in mine development and exploration in 2010. Capital expenditures of approximately $373 million are projected in 2010.  The major planned capital expenditures in 2010 are as follows:

($ millions)	2010 Forecast Capital Expenditures
Development projects
Essakane (a)	116
Westwood (b)	102
Quimsacocha (c)	12
Sadiola Deeps	4
234
Mining operations
Rosebel	49
Niobec	74
Others combined	16
139
Total	373

(a)	Includes construction, capital for operations, exploration and resource development

(b)	Includes construction, exploration and resource development

(c)	Level of capital expenditures dependant on resumption of mining activities. Refer to Development section of this press release.

Included above is $195 million for construction of development projects, $121 million capital for operations, $39 million for resource development, and $18 million for feasibility studies and other expenditures.

In addition, the Company plans to incur $38 million of exploration expenses in the Company’s exploration focus areas of West Africa, Canada, the Guiana Shield, and the Andes and Brazil regions of South America.

IAMGOLD CORPORATION - FOURTH QUARTER REPORT - DECEMBER 31, 2009 (UNAUDITED)

Summarized Financial Results

(in $ millions)	As at December 31, 2009	% Change	As at December 31, 2008
Financial Position	$		$
Cash and cash equivalents and gold bullion
• at market value	300.1	12%	269.1
• at cost	231.8	23%	188.2
Total assets	2,991.3	39%	2,151.7
Credit facility	-	(100%)	50.0
Shareholders’ equity	2,416.7	46%	1,655.7

(in $ millions, except where noted)	Three months ended December 31,			Year ended December 31,
	2009	% Change	2008	2009	% Change	2008
Results of Operations	$		$	$		$
Revenues	265.3	27%	209.6	914.3	5%	869.6
Net earnings (loss)	(47.4)	51%	(96.4)	114.1	n/a	(9.9)
Impairment charges (net of related income taxes)	88.8	(21%)	112.8	98.1	(16%)	117.4
Adjusted net earnings(1)	41.4	152%	16.4	212.2	97%	107.5
Basic and diluted net earnings (loss) per share ($/share)	(0.13)	61%	(0.33)	0.32	n/a	(0.03)
Adjusted basic and diluted net earnings per share(1) ($/share)	0.11	83%	0.06	0.60	67%	0.36
Cash Flows
Operating cash flow	67.4	(1%)	68.2	257.0	-	258.2

Key Operating Statistics

Operating results - Gold mines
Attributable gold production (000 oz – IMG share)	234	(8%)	255	939	(6%)	997
Attributable gold sales (000 oz – IMG Share)	233	(8%)	253	944	(5%)	997
Average realized gold price ($/oz)	1,096	38%	793	960	12%	855
Cash cost ($/oz)(2)
Cash cost excluding royalties	439	21%	364	419	4%	403
Royalties	49	11%	44	42	(25%)	56
Cash cost(2)	488	20%	408	461	-	459
Operating results – Niobium mine
Niobium production (000 kg Nb)	1,236	17%	1,056	4,106	(7%)	4,396
Niobium sales (000 kg Nb)	1,451	49%	974	4,347	3%	4,201
Operating margin ($/kg Nb)(4)	20	(17%)	24	20	5%	19

IAMGOLD CORPORATION - FOURTH QUARTER REPORT - DECEMBER 31, 2009 (UNAUDITED)

Revenues

Fourth quarter revenues reached $265.3 million, a 27% increase over $209.6 million for the same quarter of 2008. Revenues for the full year of 2009 reached a record $914.3 million, a 5% increase over the previous year.

Revenues for the fourth quarter of 2009 and for the full year increased, compared to the same periods in 2008, primarily due to higher realized gold prices, and increased niobium sales volumes.

Mining Costs

Mining costs for the fourth quarter of 2009 increased, compared to 2008, as a result of higher operating costs mainly due to waste stripping at Sadiola, increased volume and inflation driven labour costs at Rosebel, higher diesel fuel prices, and adjustments to asset retirement obligations at Doyon due to changes to remediation plans.  Movements in the average exchange rate between the Canadian and US dollar during the fourth quarter of 2009 negatively impacted mining costs for the Canadian operations compared to the same period last year.

Lower mining costs for the full year of 2009, compared to 2008, were mainly due to the disposal of the Sleeping Giant mine early in the fourth quarter of 2008, lower royalty costs as a result of the elimination of a royalty on Rosebel mine’s production in late 2008 and the stronger US dollar versus the Canadian dollar causing a positive impact on mining costs for the Canadian operations.  These decreases were partially offset by higher volume, higher labour costs, plant and mine support overheads at the expanded Rosebel, and adjustments to asset retirement obligations.

Depreciation, depletion and amortization

Depreciation, depletion and amortization decreased from $169.6 million in 2008 to $153.8 million in 2009 due to the increase in reserves and the disposal of the Sleeping Giant mine in October 2008.  The decrease was partially offset by the amortization of deferred stripping at Yatela, the depreciation of new equipment at Mupane and Rosebel, and the amortization of royalties acquired.

Impairment charges

Asset and goodwill non-cash impairment charges totaled $98.1 million in 2009. The Camp Caiman project accounted for $88.8 million of the impairment.  The French authorities published a draft-mining framework in June 2009 but there has been no significant progress towards a final framework and no assurance that the final framework would permit the development of the Camp Caiman project.  The results of the January 10, 2010 referendum, in which French Guiana rejected greater autonomy from France, supported the Company’s view that it is appropriate to record a non-cash impairment for the net carrying value of the project.  In order to protect the interests of the Company and its shareholders for damages incurred to date, appropriate legal claims were prepared and, on September 28, 2009, the Company, through IAMGOLD Guyane S.A.S., its indirect subsidiary in French Guiana, sent a preliminary request for indemnification to the Prefect of French Guiana for €275 million.  This was followed by a motion sent to the Administrative Tribunal in Cayenne, French Guiana on December 23, 2009, to appeal the Prefect of French Guiana’s implicit refusal to grant the preliminary request for indemnification.

In addition, an impairment of $9.3 million was recorded in the second quarter of 2009 relating to exploration properties in Tanzania.

Corporate administration

Corporate administration expenses in 2009 were $49.1 million compared to $42.0 million in 2008.  The increase in 2009 was due to certain costs relating to acquisition and financing activities and additional resources to support expansion and process improvement activities.  In addition, the increased fair value of option granted resulted in increased stock-based compensation costs.

Exploration and development expenses

Exploration and development expenses in 2009 were $39.8 million compared to $33.6 million in 2008. The increase in expenses is in line with the Company’s objective to search for new deposits.

IAMGOLD CORPORATION - FOURTH QUARTER REPORT - DECEMBER 31, 2009 (UNAUDITED)

Foreign exchange gain

The foreign exchange gain in 2009 was $27.0 million compared to a foreign exchange loss of $1.1 million in 2008.  The foreign exchange gain in 2009 was due to the appreciation in the value of the Canadian dollar compared to the US dollar and the level of Canadian dollars held as a result of the equity financing during the first quarter of 2009.

Derivative gain

The derivative gain was $7.0 million in 2009 compared to a derivative loss of $4.3 million in 2008.  These derivative gains/losses were mainly due to the market variation of derivative contracts and the valuation of warrants included in marketable securities.

Gain on sale of gold bullion

During 2009, gain on sale of gold bullion totaled $36.6 million from the sale of 73,705 ounces of gold at an average price and cost of $901 and $404 respectively and generated proceeds of $66.4 million.  There were no sales of gold bullion during 2008.

Income and mining taxes

During 2009, income and mining taxes totaled $108.0 million compared to $68.4 million in 2008.  The increase in 2009 was mainly due to higher taxable income realized by the Rosebel and Yatela mines.  The combined federal and provincial statutory income tax rate was 33% in 2009 and 34% in 2008.  There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining taxes, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.  A reconciliation of the Company’s statutory rate to the actual provision will be provided in the Company’s note to the annual consolidated financial statements.

The Company has significant cumulative tax losses and unrecognized tax valuation allowances.  The realization of these unrecorded tax benefits is subject to the generation of profit in the jurisdictions and/or corporations in which these losses were incurred.

IAMGOLD CORPORATION - FOURTH QUARTER REPORT - DECEMBER 31, 2009 (UNAUDITED)

 Attributable Gold Production and Cash Cost per Ounce

The table below presents the gold production attributable to the Company along with the weighted average cash cost(2) per ounce of production.

(Unaudited)	Gold Production		Total Cash Cost(2)		Gold Production		Total Cash Cost(2)
	Three months ended		Three months ended		Year ended		Year ended
	December 31,		December 31,		December 31,		December 31,
	2009	2008	2009	2008	2009	2008	2009	2008
IMG Operator	(000 oz)	(000 oz)	$/oz	$/oz	(000 oz)	(000 oz)	$/oz	$/oz
Rosebel (95%)	99	86	422	404	392	315	396	466
Doyon Division (100%)	24	33	528	419	109	118	524	548
Mupane (100%)	11	30	885	271	51	101	735	367
Joint Venture
Sadiola (38%)(a)	32	49	616	351	135	172	483	389
Yatela (40%)	28	16	323	512	89	66	339	514
	194	214	478	385	776	772	445	452
Working interests
Tarkwa (18.9%)	32	26	505	584	125	119	513	521
Damang (18.9%)	8	9	652	635	38	37	619	676
	40	35	535	598	163	156	538	558
Total excluding closed mine	234	249	488	415	939	928	461	470
Closed mine (Sleeping Giant 100%)	-	6	-	94	-	69	-	303
Total	234	255	488	408	939	997	461	459
Cash cost excluding royalties			439	364			419	403
Royalties			49	44			42	56
Cash cost(2)			488	408			461	459
(a)	On December 29, 2009, the Company announced it had purchased an additional 3% interest in Sadiola resulting in a 41% interest in the Sadiola joint venture.

Rosebel Mine, Suriname

Gold production at Rosebel increased in the fourth quarter and for the full year in 2009, compared to 2008, by 15% and 24%, respectively. Record full year gold production was achieved through higher productivity, operational efficiencies, an expanded mining fleet and increased mill throughput resulting from the completion of the mill expansion project.

Cash cost per ounce increased 4% in the fourth quarter, compared to the same period last year, primarily due to higher wages and higher energy costs. Cash costs have declined by $70 per ounce on a full year basis due to higher production, lower diesel fuel prices, the introduction of contractor ore haulage for more distant pits and the acquisition of a participation royalty.

Doyon Division, Canada

Gold production at the Doyon division declined in the fourth quarter and for the full year in 2009, compared to 2008. The decline in production reflects the expected reduction in tonnage mined as the Doyon mine was closed in December 2009.  In the fourth quarter of 2009, the Company approved a program to extend the life of the Mouska mine into early 2012.

IAMGOLD CORPORATION - FOURTH QUARTER REPORT - DECEMBER 31, 2009 (UNAUDITED)

Cash cost per ounce increased by 26% in the fourth quarter of 2009, compared to 2008, largely due to lower production and the impact of a stronger Canadian dollar on the operation. On a year to date basis, cash costs per ounce were 4% lower, compared to 2008, mainly due to higher gold grades, lower royalties, (resulting from the acquisition of a participation royalty), and favourable movement in the Canadian dollar.

Mupane mine, Botswana

Gold production at Mupane declined in the fourth quarter and for the full year in 2009, compared to 2008, by 63% and 50% respectively. The decline in production was a result of lower mill throughput due to the non-availability of the ball mill for most of the second half of the year and lower grades. The ball mill became operational in December.

Cash cost per ounce, for the fourth quarter and the full year of 2009, were sharply higher as a result of lower production and increased royalties on higher gold prices.

During the third quarter of 2009, Mupane delivered the final shipment of gold under the forward sales contracts. The 10,000 ounces of gold sales in the fourth quarter was sold at spot prices. The Company continues to review management strategies around the closure process at Mupane.

Sadiola mine, Mali

Attributable gold production for the fourth quarter and for the full year of 2009 was down 35% and 22%, respectively, compared to 2008, mainly due to lower gold grades. The lower grades are the result of satellite pits being mined following the completion of mining at the main Sadiola pit.

Cash cost per ounce of gold were higher in 2009, compared to 2008, due to the lower production, higher waste stripping and increased royalties from higher realized gold prices.

Yatela mine, Mali

Attributable gold production for the fourth quarter and for the full year of 2009 increased 75% and 35% respectively compared to 2008.  The increased production resulted from a higher gold grade from ore stacked in prior periods.

Cash cost per ounce was lower in 2009, compared to 2008, primarily as a result of increased production. Improvements in mining costs were realized following the engagement of a new mining contractor in late 2008.

Tarkwa mine, Ghana

Attributable gold production for the fourth quarter and for the full year of 2009 increased by 23% and 5%, respectively, compared to 2008.  A 63% increase in production from the CIL plant was mainly a result of the plant expansion completed in 2009.  The production in the heap leach plant was lower in the fourth quarter and for the full year of 2009 due to lower gold grades and less ore crushed.

Cash cost per ounce of gold decreased in the fourth quarter and for the full year of 2009 by 14% and 2% respectively compared to 2008.  Cash cost decreased primarily due to increased production, lower diesel fuel and power costs, partially offset by increased royalties from higher gold prices.

Damang mine, Ghana

Attributable gold production for the fourth quarter and for the full year of 2009 remained relatively unchanged from the previous year. Processing of slightly lower grade ore was offset by higher gold recoveries.

Cash cost per ounce for the fourth quarter of 2009 were higher compared to the same period in 2008. Increased cash costs were a result of lower production and increased royalties from higher gold prices. Year over year cash cost per ounce decreased by $57 or 8% due to lower diesel fuel and power costs as well as slightly higher gold production.

IAMGOLD CORPORATION - FOURTH QUARTER REPORT - DECEMBER 31, 2009 (UNAUDITED)

Niobium Operation

Niobec continued to deliver strong operating results in both the fourth quarter and for the full year of 2009.  Fourth quarter revenue was higher, compared to the same period in 2008, primarily due to higher sales volumes.  Revenue for the full year increased as a result of higher realized niobium prices and increased sales volumes.  Operating margins, per kilogram of niobium(4) for the fourth quarter, were $4 lower mainly due to a stronger Canadian dollar compared to the same quarter in 2008.  The operating margin(4)  improved by $1 per kilogram of niobium on a full year basis compared to the same period last year, as a result of a favourable movement in the Canadian dollar and higher sales volumes.

(1)	Adjusted net earnings is a non-GAAP measure. Please refer to Section 3.a. of the Supplemental information attached at the end of this press release for reconciliation to GAAP.

(2)	Cash cost per ounce of gold is a non-GAAP measure. Please refer to Section 3.b. of the Supplemental information attached at the end of this press release for reconciliation to GAAP.

(3)
Operating cash flow per share is a non-GAAP measure and is calculated by dividing the consolidated cash flow from operating activities by the weighted average number of common shares outstanding in the period.

(4)
Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure.  Please refer to Section 3.c. of the Supplemental information attached to the end of this press release for reconciliation to GAAP.

Conference Call

A conference call will be held on Wednesday, February 17, 2010 at 11:00 a.m. (Eastern Standard Time) to discuss the Company’s fourth quarter and year end results.  A webcast of the conference call will be available through the Company’s website – www.iamgold.com.

Conference Call Information:  North America Toll-Free: 1-866-551-1530 or 1-212-401-6700 Passcode: 7712640#

A replay of this conference call will be available from 2:00 p.m. February 17 to March 17, 2010.  Access this replay by dialing: North America toll-free: 1-866-551-4520 or 1-212-401-6750, passcode: 260044#

Technical Information and Qualified Person/Quality Control Notes
The  mineral  resource  estimates  contained in this news release have been prepared  in  accordance  with  National  Instrument  43-101  Standards  of Disclosure  for  Mineral  Projects  (“NI 43-101”), JORC and/or SAMREC.  The “Qualified  Person” responsible for the supervision of the preparation and review of all resource estimates for IAMGOLD Corporation is Réjean Sirois, Eng., Manager, Mining Geologist considered  “Qualified Person” for the purposes of National  Instrument  43-101  with  respect  to  the  mineralization  being reported  on.  The  technical information has been included herein with the consent  and  prior  review  of  the  above  noted  Qualified  Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources", that the SEC guidelines strictly prohibit the Company from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2008 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

IAMGOLD CORPORATION - FOURTH QUARTER REPORT - DECEMBER 31, 2009 (UNAUDITED)

Forward Looking Statement

This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:
Peter C. Jones
Interim President  & CEO
Tel: (416) 360-4712
Toll-free: 1 888 464-9999

Carol Banducci
Chief Financial Officer
Tel: (416) 360-4742
Toll-free: 1 888 464-9999

Tamara Brown
Director, Investor Relations
Tel: (416) 360-4743
Toll-free: 1 888 464-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/francais/default.asp.

IAMGOLD CORPORATION - FOURTH QUARTER REPORT - DECEMBER 31, 2009 (UNAUDITED)

Supplemental Information

1.	Consolidated Financial statements (Balance sheets, Statements of earnings, Statements of comprehensive income, and statements of cash flows) (unaudited)

2.	Mining operations production data (unaudited)

3.	Non-GAAP Financial Measures (unaudited)

a.	Adjusted Net Earnings

b.	Cash Costs

c.	Unit Operating Margin per Kilogram of Niobium for the Niobec mine

15IAMGOLD CORPORATION - FOURTH QUARTER REPORT - DECEMBER 31, 2009 (UNAUDITED)

Consolidated Balance Sheets
(Unaudited; Expressed in thousands of US dollars)

At December 31	2009	2008
Assets	$	$
Current assets:
Cash and cash equivalents	191,374	117,989
Gold bullion (market value $108,749; December 31, 2008: $151,079)	40,408	70,191
Receivables and other	83,082	64,163
Inventories	162,033	92,801
	476,897	345,144
Other long-term assets	136,122	105,235
Working interests	173,278	153,171
Royalty interests	28,688	30,801
Mining assets	1,053,348	1,004,913
Exploration and development	786,079	158,331
Goodwill	328,536	342,046
Other intangible assets	8,373	12,045
	2,991,321	2,151,686
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	175,320	146,668
Dividends payable	24,507	17,740
Credit facility	-	50,000
Current portion of long-term liabilities	12,257	25,291
	212,084	239,699
Long-term liabilities:
Future income and mining tax liability	231,911	159,739
Asset retirement obligations	97,337	70,490
Other long-term liabilities	10,216	11,706
	339,464	241,935
Non-controlling interests	23,112	14,386
Shareholders’ equity:
Common shares	2,203,269	1,655,755
Contributed surplus	36,693	39,242
Warrants	148	-
Retained earnings	113,887	21,897
Accumulated other comprehensive income (loss)	62,664	(61,228)
	2,416,661	1,655,666
	2,991,321	2,151,686

IAMGOLD CORPORATION - FOURTH QUARTER REPORT - DECEMBER 31, 2009 (UNAUDITED)

Consolidated Statements of Earnings
(Unaudited, Expressed in thousands of US dollars, except per share amounts)

	Three months ended December 31,		Year ended December 31,
	2009	2008	2009	2008
	$	$	$	$
Revenues	265,287	209,659	914,339	869,636
Expenses:
Mining costs, excluding depreciation, depletion and amortization	139,214	100,270	446,819	451,991
Depreciation, depletion and amortization	43,347	41,046	153,847	169,629
	182,561	141,316	600,666	621,620
	82,726	68,343	313,673	248,016
Earnings from working interests	12,051	1,707	36,036	24,273
	94,777	70,050	349,709	272,289
Other:
Corporate administration	11,894	12,022	49,148	41,953
Exploration and development	11,564	9,263	39,762	33,628
Impairment charges	88,814	125,295	98,069	129,861
Net interest expense (income)	34	(194)	680	(1,697)
Foreign exchange loss (gain)	(2,064)	186	(26,967)	1,068
Derivative loss (gain)	(1,642)	4,168	(7,047)	4,341
Gain on sale of gold bullion	-	-	(36,628)	-
Other net expenses	2,832	8,253	1,804	1,510
	111,432	158,993	118,821	210,664
Non-controlling interests	2,489	649	8,784	3,120
	113,921	159,642	127,605	213,784
Earnings (loss) before income and mining taxes	(19,144)	(89,592)	222,104	58,505
Income and mining taxes:
Current taxes	26,903	22,045	92,274	76,340
Future taxes expenses (recovery)	1,318	(15,228)	15,707	(7,919)
	28,221	6,817	107,981	68,421
Net earnings (loss)	(47,365)	(96,409)	114,123	(9,916)
Weighted average number of common shares outstanding (in thousands)
Basic	368,384	295,651	352,755	295,430
Diluted	368,384	295,651	354,631	295,430
Basic and diluted net earnings (loss) per share	(0.13)	(0.33)	0.32	(0.03)

IAMGOLD CORPORATION - FOURTH QUARTER REPORT - DECEMBER 31, 2009 (UNAUDITED)

Consolidated Statements of Comprehensive Income
(Unaudited; Expressed in thousands of US dollars)

	Three months ended December 31,		Year ended December 31,
	2009	2008	2009	2008
COMPREHENSIVE INCOME	$	$	$	$
Net earnings (loss)	(47,365)	(96,409)	114,123	(9,916)
Other comprehensive income, net of tax:
Cumulative translation adjustment
Unrealized gain (loss) on translating financial statements of net investment in self-sustaining foreign denominated operations	9,527	(64,519)	103,040	(78,561)
Reversal of unrealized foreign exchange gain on disposal of the Sleeping Giant mine	-	(2,045)	-	(2,045)
	9,527	(66,564)	103,040	(80,606)
Change in unrealized gain (loss) on available-for- sale financial assets
Unrealized gain (loss)	7,734	(2,232)	22,161	(6,158)
Income tax impact	(1,290)	342	(3,279)	912
	6,444	(1,890)	18,882	(5,246)
Reversal of unrealized loss following the impairment and disposal of available-for-sale financial assets
Unrealized loss	3,970	409	2,449	409
Income tax impact	(682)	(4)	(479)	(4)
	3,288	405	1,970	405
Total other comprehensive income (loss), net of tax	19,259	(68,049)	123,892	(85,447)
Comprehensive income (loss)	(28,106)	(164,458)	238,015	(95,363)

IAMGOLD CORPORATION - FOURTH QUARTER REPORT - DECEMBER 31, 2009 (UNAUDITED)

Consolidated Statements of Cash Flows
(Unaudited, Expressed in thousands of US dollars)
	Three months ended December 31,		Year ended December 31,
	2009	2008	2009	2008
	$	$	$	$
Operating activities:
Net earnings (loss)	(47,365)	(96,409)	114,123	(9,916)
Disbursement to asset retirement obligations	(3,019)	(3,390)	(6,661)	(9,769)
Settlement of derivatives	831	(2,260)	(4,416)	(2,260)
Items not affecting cash:
Earnings from working interests	(12,051)	(1,707)	(36,036)	(24,273)
Depreciation, depletion and amortization	43,347	41,046	153,847	169,629
Impairment charges	88,814	125,295	98,069	129,861
Amortization of forward sales liability	-	(4,593)	(10,472)	(17,874)
Future income and mining taxes	1,318	(15,228)	15,707	(7,919)
Stock-based compensation	1,676	2,440	6,080	4,035
Unrealized derivative loss (gain)	(3,628)	4,168	(6,131)	4,341
Gain on sale of gold bullion	-	-	(36,628)	-
Asset retirement obligation adjustments	17,992	1,076	21,726	4,984
Non-controlling interests	2,489	649	8,784	3,120
Foreign exchange loss (gain)	(1,366)	2,083	(27,434)	2,867
Other	5,155	3,452	4,980	2,073
Change in non-cash working capital	(26,746)	11,576	(38,580)	9,346
	67,447	68,198	256,958	258,245
Investing activities:
Acquisitions	(4,464)	(98,273)	(7,765)	(98,273)
Investments	33	3,269	(8,061)	(1,961)
Restricted cash	-	2,550	5,311	(4,205)
Mining assets	(25,792)	(48,479)	(105,868)	(159,506)
Exploration and development	(96,740)	(2,214)	(346,696)	(9,813)
Long-term ore stockpiles	(1,999)	(4,291)	(9,342)	(17,808)
Net proceeds (acquisitions) of other assets	10	(3,252)	(1,032)	(968)
Proceeds from sale of gold bullion	-	-	66,411	-
	(128,952)	(150,690)	(407,042)	(292,534)
Financing activities:
Proceeds from loan	-	50,000	72,000	50,000
Repayment of long-term liabilities	(560)	(933)	(166,581)	(4,960)
Issue of common shares, net of issue costs	7,973	227	308,356	14,465
Dividends paid	-	-	(17,740)	(17,625)
	7,413	49,294	196,035	41,880
Impact of foreign exchange on cash and cash equivalents	1,366	(2,083)	27,434	(2,867)
Net increase (decrease) in cash and cash equivalents	(52,726)	(35,281)	73,385	4,724
Cash and cash equivalents, beginning of period	244,100	153,270	117,989	113,265
Cash and cash equivalents, end of period	191,374	117,989	191,374	117,989

IAMGOLD CORPORATION - FOURTH QUARTER REPORT - DECEMBER 31, 2009 (UNAUDITED)

2.    Mining Operations Production Data (unaudited)

Tables below show production data for each mining operation for each quarter of 2009 and 2008.

	2009				2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Suriname—Rosebel Mine (IAMGOLD interest—95%)
Total operating material mined (000t)	15,541	14,133	12,602	11,127	13,242	11,139	9,912	10,099
Strip ratio(a)	3.5	3.5	3.0	3.2	3.8	4.3	3.8	4.1
Ore milled (000t)	2,759	3,003	2,883	2,448	2,178	2,198	2,002	1,931
Head grade (g/t)	1.3	1.3	1.3	1.2	1.4	1.3	1.3	1.3
Recovery (%)	93	92	93	93	90	92	93	93
Gold production – 100% (000 oz)	104	111	109	88	90	86	79	76
Attributable gold production – 95% (000 oz)	99	106	104	83	86	82	75	72
Gold sales – 100% (000 oz)	98	107	104	74	89	87	77	70
Gold revenue ($/oz)(b)	$1,097	$969	$916	$912	$802	$870	$904	$926
Cash cost excluding royalties ($/oz)	$369	$359	$327	$353	$339	$399	$379	$385
Royalties ($/oz)	53	44	40	40	65	96	106	103
Cash cost ($/oz)(c)	$422	$403	$367	$393	$404	$495	$485	$488

Canada—Doyon Division (IAMGOLD interest—100%)
Total operating material mined (000t)	60	99	119	107	105	106	116	127
Ore milled (000t)	63	104	115	106	113	104	118	121
Head grade (g/t)	10.3	9.5	7.9	8.3	9.5	8.5	8.0	7.7
Recovery (%)	96	96	96	96	95	95	96	97
Gold production (000 oz)	24	30	28	27	33	27	29	29
Gold sales (000 oz)	23	30	25	36	30	29	25	31
Gold revenue ($/oz)(b)	$1,094	$973	$928	$916	$793	$874	$895	$925
Cash cost excluding royalties ($/oz)	$517	$505	$514	$521	$411	$509	$547	$543
Royalties ($/oz)	11	12	9	8	8	10	84	92
Cash cost ($/oz)(c)	$528	$517	$523	$529	$419	$519	$631	$635

Canada—Sleeping Giant Mine (IAMGOLD interest—100%)
Total operating material mined (000t)	-	-	-	-	-	49	59	48
Ore milled (000t)	-	-	-	-	-	51	58	48
Head grade (g/t)	-	-	-	-	-	13.4	13.4	11.8
Recovery (%)	-	-	-	-	-	97	97	97
Gold production (000 oz)	-	-	-	-	6	21	24	18
Gold sales (000 oz)	-	-	-	-	8	22	25	17
Gold revenue ($/oz)(b)	-	-	-	-	$795	$866	$892	$932
Cash cost excluding royalties ($/oz)	-	-	-	-	$87	$242	$306	$414
Royalties ($/oz)	-	-	-	-	7	11	5	-
Cash cost ($/oz)(c)	-	-	-	-	$94	$253	$311	$414

IAMGOLD CORPORATION - FOURTH QUARTER REPORT - DECEMBER 31, 2009 (UNAUDITED)

	2009				2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Botswana—Mupane Mine (IAMGOLD interest—100%)
Total operating material mined (000t)	1,956	2,049	1,817	1,639	1,382	633	192	711
Strip ratio(a)	8.8	7.4	9.2	6.3	3.2	1.9	0.5	1.1
Ore milled (000t)	203	198	246	252	309	269	275	224
Head grade (g/t)	1.8	2.2	2.4	2.2	3.7	3.6	3.4	3.4
Recovery (%)	89	85	80	76	83	84	83	84
Gold production (000 oz)	11	11	15	14	30	26	25	20
Gold sales (000 oz)	10	11	20	19	23	28	23	19
Gold revenue ($/oz)(b)	$1,109	$838	$647	$643	$671	$705	$664	$626
Cash cost excluding royalties ($/oz)	$814	$703	$644	$596	$231	$380	$338	$375
Royalties ($/oz)	71	41	53	57	40	45	40	47
Cash cost ($oz)(c)	$885	$744	$697	$653	$271	$425	$378	$422
Mali—Sadiola Mine (IAMGOLD interest – 38%) (d)
Total operating material mined (000t)	2,587	2,072	1,845	2,246	2,448	1,831	2,250	2,629
Strip ratio(a)	7.6	13.4	3.3	4.6	3.0	4.2	2.7	2.5
Ore milled (000t)	467	421	413	357	427	381	397	359
Head grade (g/t)	2.1	2.6	2.8	3.0	3.9	3.3	4.1	4.4
Recovery (%)	94	86	92	91	85	89	82	75
Attributable gold production (000 oz)	32	32	35	36	49	41	45	37
Attributable gold sales (000 oz)	33	31	37	34	51	39	45	37
Gold revenue ($/oz)(b)	$1,089	$958	$922	$898	$812	$874	$895	$930
Cash cost excluding royalties ($/oz)	$549	$468	$366	$334	$300	$346	$360	$344
Royalties ($/oz)	67	57	58	51	51	50	54	56
Cash cost ($oz)(c)	$616	$525	$424	$385	$351	$396	$414	$400
Mali—Yatela Mine (IAMGOLD interest – 40%)
Total operating material mined (000t)	410	535	652	939	941	815	986	637
Capitalized waste mined - pit cutback (000t)	-	-	-	-	38	102	158	386
Strip ratio(a)	2.1	8.5	1.4	2.9	4.9	3.8	8.2	8.6
Ore crushed (000t)	325	220	283	271	304	214	276	294
Head grade (g/t)	3.0	3.2	4.4	2.8	2.0	2.7	2.6	1.5
Attributable gold stacked (000 oz)	32	23	39	25	20	18	21	14
Attributable gold production (000 oz)	28	22	26	13	16	18	15	17
Attributable gold sales (000 oz)	29	22	25	13	17	17	15	17
Gold revenue ($/oz)(b)	$1,091	$958	$924	$909	$819	$867	$898	$921
Cash cost excluding royalties ($/oz)	$256	$194	$280	$471	$460	$516	$530	$348
Royalties ($/oz)	67	57	54	55	52	49	53	55
Cash cost ($oz)(c)	$323	$251	$334	$526	$512	$565	$583	$403

IAMGOLD CORPORATION - FOURTH QUARTER REPORT - DECEMBER 31, 2009 (UNAUDITED)

	2009				2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Ghana—Tarkwa Mine (IAMGOLD interest – 18.9%)
Total operating material mined (000t)	3,900	3,983	4,324	4,487	4,485	4,576	3,885	3,904
Capitalized waste mined (000t)	2,131	1,991	1,650	2,259	2,005	1,272	1,009	1,611
Strip ratio(a)	3.1	3.0	3.3	3.6	3.2	3.4	3.3	3.2
Heap Leach:
Ore crushed (000t)	520	428	479	537	758	785	769	816
Head grade (g/t)	0.7	0.7	0.9	1.0	1.0	1.0	1.0	1.0
Attributable gold stacked (000 oz)	15	12	13	17	25	26	25	27
Attributable gold production (000 oz)	9	8	11	14	15	17	18	18
Mill:
Ore milled (000t)	511	541	497	449	260	256	264	274
Head grade (g/t)	1.4	1.4	1.3	1.3	1.4	1.7	1.6	1.6
Attributable gold production (000 oz)	23	25	20	15	11	13	14	13
Total attributable gold production (000 oz)	32	33	31	29	26	30	32	31
Total attributable gold sales (000 oz)	32	33	31	29	26	30	32	31
Gold revenue ($/oz)(b)	$1,105	$964	$920	$904	$805	$870	$896	$915
Cash cost excluding royalties ($/oz)	$475	$479	$484	$500	$560	$549	$451	$435
Royalties ($/oz)	30	32	28	27	24	26	27	27
Cash cost ($oz)(c)	$505	$511	$512	$527	$584	$575	$478	$462
Ghana—Damang Mine (IAMGOLD interest – 18.9%)
Total operating material mined (000t)	630	475	716	909	878	1,175	1,348	1,583
Capitalized waste mined - pit cutback (000t)	-	-	-	-	-	-	-	145
Strip ratio(a)	2.4	2.0	2.4	3.6	3.2	4.5	4.8	6.7
Ore milled (000t)	213	232	246	252	230	214	200	233
Head grade (g/t)	1.3	1.4	1.3	1.3	1.4	1.3	1.6	1.4
Recovery (%)	93	95	93	93	93	93	94	94
Attributable gold production (000 oz)	8	10	10	10	9	8	10	10
Attributable gold sales (000 oz)	8	10	10	10	9	8	10	10
Gold revenue ($/oz)(b)	$1,087	$962	$921	$906	$807	$868	$897	$921
Cash cost excluding royalties ($/oz)	$616	$546	$581	$620	$611	$864	$598	$557
Royalties ($/oz)	36	26	28	27	24	26	27	28
Cash cost ($oz)(c)	$652	$572	$609	$647	$635	$890	$625	$585

(a)	Strip ratio is calculated as waste divided by full grade ore.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce of gold is a non-GAAP measure. Please refer to Section 3.b. of the Supplemental Information for reconciliation to GAAP.
(d)	On December 29, 2009, the Company purchased an additional 3% interest in Sadiola which resulted in a 41% interest in the Sadiola joint venture.

IAMGOLD CORPORATION - FOURTH QUARTER REPORT - DECEMBER 31, 2009 (UNAUDITED)

		2009			2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Canada—Niobec Mine (IAMGOLD interest – 100%)
Total operating material mined (000t)	474	437	438	424	419	460	475	447
Ore milled (000t)	448	441	453	413	442	452	465	429
Grade (% Nb205)	0.64	0.61	0.57	0.63	0.59	0.62	0.60	0.67
Niobium production (000kg Nb)	1,236	982	903	985	1,056	1,154	1,035	1,151
Niobium sales (000kg Nb)	1,451	1,082	951	863	974	964	1,217	1,046
Operating margin ($/kg Nb)(a)	$20	$18	$19	$22	$24	$22	$15	$16

(a)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Please refer to Section 3.c. of the Supplemental Information for reconciliation to GAAP.

3.a.   Non-GAAP Financial Measures - Adjusted Net Earnings (unaudited)

Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures and represent net earnings (loss) before impairment charges.  Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods.  Adjusted net earnings and adjusted net earnings per share are intended to provide additional information, but do not have any standardized meaning prescribed by GAAP and should not be considered in isolation or a substitute for measures of performance prepared in accordance with GAAP.  These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under GAAP.  The following table provides a reconciliation of adjusted net earnings to net earnings (loss) as per the consolidated statement of earnings.

	2009								2008
		Q4		Q3		Q2		Q1		Q4		Q3		Q2		Q1
(in $ millions)	$		$		$		$		$		$		$		$
Adjusted net earnings		41.4		64.9		53.4		52.5		16.4		23.4		33.3		34.4
Impairment charges		(88.8)		-		(9.3)		-		(125.3)		(4.6)		-		-
Income taxes related to impairment charges		-		-		-		-		12.5		-		-		-
Net earnings (loss)		(47.4)		64.9		44.1		52.5		(96.4)		18.8		33.3		34.4
Weighted average number of common shares outstanding (in millions)		368.4		367.5		365.8		310.1		295.7		295.6		295.6		294.9
Basic and diluted adjusted net earnings per share		0.11		0.18		0.15		0.17		0.06		0.08		0.11		0.12
Basic and diluted net earnings (loss) per share		(0.13)		0.18		0.12		0.17		(0.33)		0.06		0.11		0.12

IAMGOLD CORPORATION - FOURTH QUARTER REPORT - DECEMBER 31, 2009 (UNAUDITED)

3.b. Non-GAAP Financial Measures - Cash Costs (unaudited)

The Company’s Press Release often refers to cash costs per ounce, a non-GAAP performance measure in order to provide investors with information about the measure used by management to monitor performance.  This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and to assess the overall effectiveness and efficiency of gold mining operations.  “Cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers.  The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America.  Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.  Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and attributable realized derivative gain or loss, but are exclusive of amortization, reclamation, capital, exploration and development costs.  These costs are then divided by ounces of gold produced to arrive at the total cash costs per ounce.  The measure, along with sales, is considered a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

These gold cash costs differ from measures determined in accordance with GAAP.  They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  These measures are not necessarily indicative of net earnings or cash flow from operations as determined under GAAP.

The following tables provide a reconciliation of total cash costs per ounce produced for gold mines to the mining costs, excluding depreciation, depletion and amortization as per the unaudited interim consolidated statement of earnings.

IAMGOLD CORPORATION - FOURTH QUARTER REPORT - DECEMBER 31, 2009 (UNAUDITED)

Cash costs for the Fourth quarter ended December 31, 2009

	Operating Gold Mines							Other
(in $ millions, except where noted)	Rosebel	Doyon Division	Sleeping Giant(4)	Mupane	Sadiola	Yatela	Total	Other(1)	Total(2)
Mining costs, excluding depreciation, depletion and amortization	42.6	29.1	-	9.2	20.9	10.5	112.3	26.9	139.2
Adjust for:
By-product credit (excluded from mining costs)	(0.1)	(0.6)	-	(0.1)	-	-	(0.8)
Realized loss on non-hedge derivatives (excluded from mining costs)	0.6	(0.5)	-	0.1	0.3	0.1	0.6
Stock movement	3.6	0.7	-	0.3	(0.5)	(0.3)	3.8
Accretion expense and other changes in asset retirement obligations	(0.4)	(16.1)	-	(0.1)	(0.2)	(0.1)	(16.9)
Foreign exchange, interest and other	(2.2)	(0.1)	-	-	(0.9)	(1.1)	(4.3)
Cost attributed to non-controlling interest	(2.2)	-	-	-	-	-	(2.2)
	(0.7)	(16.6)	-	0.2	(1.3)	(1.4)	(19.8)
Cash costs – operating mines	41.9	12.5	-	9.4	19.6	9.1	92.5
Cash costs – working interests(3)							21.9
Total cash costs including working interests							114.4
Attributable gold production – operating mines (000 oz )	99	24	-	11	32	28	194
Attributable gold production – working interests (000 oz)(3)							40
Total attributable gold production (000 oz)							234
Total cash costs ($/oz)	422	528	-	885	616	323	488

Cash costs for Year ended December 31, 2009
	Operating Gold Mines								Other
(in $ millions, except where noted)	Rosebel	Doyon Division		Sleeping Giant(4)	Mupane	Sadiola	Yatela	Total	Other(1)	Total(2)
Mining costs, excluding depreciation, depletion and amortization	155.5	77.7		-	40.0	67.0	30.5	370.7	76.1	446.8
Adjust for:
By-product credit (excluded from mining costs) Loss/(Gain) on non-hedge derivatives (excluded from mining costs)	(0.3 0.6)	(2.4 (0.5	) )	- -	(0.1 0.1)	(0.1 0.3)	- 0.1	(2.9 0.6)
Stock movement	14.1	(0.4)		-	(1.1)	-	-	12.6
Accretion expense and other changes in asset retirement obligations	(1.7)	(17.2)		-	(0.3)	(0.7)	(0.5)	(20.4)
Foreign exchange, interest and other	(4.7)	(0.2)		-	(1.1)	(1.5)	0.1	(7.4)
Cost attributed to non-controlling interest	(8.2)	-		-	-	-	-	(8.2)
	(0.2)	(20.7)		-	(2.5)	(2.0)	(0.3)	(25.7)
Cash costs – operating mines	155.3	57.0		-	37.5	65.0	30.2	345.0
Cash costs – working interests(3)								88.1
Total cash costs including working interests	155.3	57.0		-	37.5	65.0	30.2	433.1
Attributable gold production – operating mines (000 oz )	392	109		-	51	135	89	776
Attributable gold production – working interests (000 oz)(3)								163
Total attributable gold production (000 oz)								939
Total cash costs ($/oz)	396	524		-	735	483	339	461

IAMGOLD CORPORATION - FOURTH QUARTER REPORT - DECEMBER 31, 2009 (UNAUDITED)

Cash costs for the Fourth quarter ended December 31, 2008
	Operating Gold Mines							Other
(in $ millions, except where noted)	Rosebel	Doyon Division	Sleeping Giant(4)	Mupane	Sadiola	Yatela	Total	Other(1)	Total(2)
Mining costs, excluding depreciation, depletion and amortization	37.4	12.1	(0.7)	7.6	22.5	8.6	87.5	12.8	100.3
Adjust for:
By-product credit	-	(0.3)	(0.1)	0.1	-	(0.1)	(0.4)
Stock movement	(1.5)	2.4	(0.4)	1.3	(0.8)	(0.6)	0.4
Accretion expense	(0.3)	(0.5)	(0.3)	(0.1)	(0.1)	(0.1)	(1.4)
Foreign exchange, interest and other	0.5	(0.1)	2.0	(0.8)	(4.2)	0.4	(2.2)
Cost attributed to non-controlling interest	(1.8)	-	-	-	-	-	(1.8)
	(3.1)	1.5	1.2	0.5	(5.1)	(0.4)	(5.4)
Cash costs – operating mines	34.3	13.6	0.5	8.1	17.4	8.2	82.1
Cash costs – working interests(3)							21.5
Total cash costs including working interests							103.6
Attributable gold production – operating mines (000 oz )	86	33	6	30	49	16	220
Attributable gold production – working interests (000 oz)(3)							35
Total attributable gold production (000 oz)							255
Total cash costs ($/oz)	404	419	94	271	351	512	408

Cash costs for Year ended December 31, 2008
	Operating Gold Mines							Other
(in $ millions, except where noted)	Rosebel	Doyon Division	Sleeping Giant(4)	Mupane	Sadiola	Yatela	Total	Other(1)	Total(2)
Mining costs, excluding depreciation, depletion and amortization	156.3	67.4	21.3	35.8	71.7	35.0	387.5	64.5	452.0
Adjust for:
By-product credit	(0.2)	(2.7)	(0.9)	(0.1)	(0.1)	(0.1)	(4.1)
Stock movement	(0.1)	1.6	(1.4)	1.8	-	-	1.9
Accretion expense	(1.3)	(1.9)	(0.2)	(0.3)	(0.6)	(0.4)	(4.7)
Foreign exchange, interest and other	(1.1)	-	2.0	-	(4.0)	(0.6)	(3.7)
Cost attributed to non-controlling interest	(7.7)	-	-	-	-	-	(7.7)
	(10.4)	(3.0)	(0.5)	1.4	(4.7)	(1.1)	(18.3)
Cash costs – operating mines	145.9	64.4	20.8	37.2	67.0	33.9	369.2
Cash costs – working interests(3)							87.2
Total cash costs including working interests							456.4
Attributable gold production – operating mines (000 oz )	315	118	69	101	172	66	841
Attributable gold production – working interests (000 oz)(3)							156
Total attributable gold production (000 oz)							997
Total cash costs ($/oz)	466	548	303	367	389	514	459

(1) Niobium, Exploration and development and Corporate Segments.
(2) As per Consolidated Statement of Earnings.
(3) Working Interests relate to Tarkwa and Damang.
(4) The Sleeping Giant mine closed on October 31, 2008.

IAMGOLD CORPORATION - FOURTH QUARTER REPORT - DECEMBER 31, 2009 (UNAUDITED)

 3.c.    Non-GAAP Financial Measures - Unit Operating Margin per Kilogram of Niobium for the Niobec mine (unaudited)

The Company’s Press Release refers to operating margin per kilogram of niobium at the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec mine.  The information allows management to assess how well the Niobec mine is performing relative to the plan and to prior periods, as well as, assess the overall effectiveness and efficiency of the operations.  Operating margin per kilogram of niobium is defined as revenues net of mining costs for niobium divided by the sales volume of niobium.

The following table provides a reconciliation of operating margin per kilogram of niobium at the Niobec mine to revenues, mining costs and attributable non-hedge derivative gain or loss as per the unaudited interim consolidated statement of earnings.

(unaudited)	2009				2008
(in $ millions, except where noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Revenues from the Niobec mine as per segmented information in consolidated financial statements	52.8	39.7	35.0	31.8	36.5	35.5	38.4	32.7
Mining costs per consolidated statement of earnings	139.2	109.9	108.4	89.3	100.3	123.4	120.2	108.1
Mining costs from gold mines as per cash cost reconciliation	(112.3)	(90.0)	(91.7)	(76.7)	(87.5)	(108.1)	(99.9)	(92.0)
Other mining costs	(1.9)	-	-	(0.1)	0.2	(0.6)	(0.3)	(0.1)
	25.0	19.9	16.7	12.5	13.0	14.7	20.0	16.0
Non-hedge derivative gain	(0.6)	-	-	-	-	-	-	-
Mining costs from the Niobec mine	24.4	19.9	16.7	12.5	13.0	14.7	20.0	16.0
Operating margin	28.4	19.8	18.3	19.3	23.5	20.8	18.4	16.7
Sales volume (000 kg Nb)	1,451	1,082	951	863	974	964	1,217	1,046
Operating margin ($/kg Nb)	$20	$18	$19	$22	$24	$22	$15	$16

IAMGOLD CORPORATION - FOURTH QUARTER REPORT - DECEMBER 31, 2009 (UNAUDITED)